SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX	Annex à DEL-242 /2010

TERM OF AGREEMENT

TO PROVIDE INFORMATION

(Company qualification), represented by its Financial Director (qualification), hereby agrees before Centrais Elétricas Brasileiras S.A. – Eletrobras/controlled company – (qualification), represented by its Financial Director (qualification), aiming to promote the acts required for full compliance with the Brazilian Accounting Rules and the Brazilian Auditing Rules.

Obligations agreed upon by the COMPANY

COMPANY agrees upon, starting on the date of signature of this Term of Agreement to Provide Information:

I – retaining independent auditors for the financial statements, annual and quarterly, internal controls and fiscal and tax procedures;

II – provide quarterly, by the 15th of the months of April, July, and October, the financial statements calculated respectively on March 31, June 30, and September 30 of the same year, audited by the independent audit company;

III – provide annually, by the 30th of January, financial statements calculated on December 31 of the previous year, accompanied by explanatory notes and the Letter issued by the COMPANY’s independent auditors;

IV – provide annually, the internal control review report, issued by the COMPANY’s independent auditors;

V – if the COMPANY uses independent auditors that are different from the ones used by Eletrobras or its controlled company, provide their independent auditors with free access to the work papers used by the COMPANY’s independent auditors and/or adopt additional audit procedures at the COMPANY;

VI – provide, promptly, clarifications and accounting, financial, fiscal, tax, and legal information to the technical team of Eletrobras or its controlled company, in order to ensure the appropriate accounting information applicable to them.

VII – adopt the International Accounting Rules to prepare and disclose the Financial Statements; (applicable in case of SPE abroad)

ANNEX	Annex à DEL-242 /2010

VIII – provide, also, the following documents:

a)   annually, as soon as it is prepared, the Letter of Recommendation by the independent auditors;

b)   annually, in sixty (60) days following end of each fiscal period, complete Financial Statements, accompanied by administration reports, opinion by the independent auditors and the Audit Committee, without prejudice to item III;

c)   special accounting reports to be determined at any time, whenever requested by Eletrobras or its controlled company.

Term

This Term of Agreement is effective for undetermined term, and must be complied with while Eletrobras, or its controlled company, holds interest in the capital stock of the COMPANY.

Rio de Janeiro, xxxxxxxxx xxx, 2010

Financial Director of Eletrobras/controlled company

Financial Director of the Invested Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.